Exhibit 99.1

Ad hoc Release

Public disclosure of inside information according to article 17 MAR

Biofrontera AG announces results of the capital increase resolved on May 28, 2020 - Gross proceeds of EUR 24.7 million

Leverkusen, February 24, 2021 – On May 28, 2020, the annual general meeting of Biofrontera AG (hereinafter referred to as the “Company”) resolved to increase the share capital of the Company by up to EUR 8,969,870 by issuing up to 8,969,870 new no-par value registered shares with a notional interest in the share capital of EUR 1.00 each (“New Shares”) against cash contributions. The Management Board, with the approval of the Supervisory Board, was authorized by the shareholders’ meeting, to determine the further details of the capital increase and its execution, in particular the further conditions for the issue of the New Shares. With regard to the further details of the completion of the capital increase, reference is made to the Company’s publications dated February 4 and 18, 2021, as well as to the Company’s publications in the Federal Gazette (Bundesanzeiger) dated February 5 and 18, 2021.

According to the assessment, a total of 8,969,870 New Shares were subscribed at a subscription price of EUR 2.75 each. Gross proceeds amount to EUR 24.7 million.

The Management Board

Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen

ISIN: DE0006046113

WKN: 604611

Contact:

Biofrontera AG

Tel: +49 (0214) 87 63 2 0, Fax: +49 (0214) 87 63 290

Email: ir@biofrontera.com

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